FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

January 29, 2024

Date of Report (date of earliest event reported)

Pegasus Digital Mobility Acquisition Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-40945	98-1596591
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

71 Fort Street George Town Grand Cayman Cayman Islands	KY1-1106
(Address of principal executive offices)	(Zip Code)

+1345 769-4900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one redeemable Warrant	PGSS.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	PGSS	New York Stock Exchange
Redeemable Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	PGSS.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Second Amendment to the Business Combination Agreement

As previously disclosed, on May 31, 2023, Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company ("Pegasus"), entered into a Business Combination Agreement (as it may be amended, supplemented, or otherwise modified from time to time, the "Business Combination Agreement"), by and among Pegasus, Gebr. Schmid GmbH, a German limited liability company ("Schmid"), Pegasus Topco B.V., a Dutch private limited liability company and wholly-owned subsidiary of Pegasus ("TopCo") and Pegasus MergerSub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of TopCo ("Merger Sub"). Capitalized terms used but not defined herein have the meaning given to them in the Business Combination Agreement.

On September 25, 2023, Pegasus, Schmid, TopCo and Merger Sub entered into an amendment to the Business Combination Agreement (the "First Amendment to the Business Combination Agreement"), pursuant to which, among other things, the parties thereto have agreed to update certain aspects of the transaction structuring as outlined in further detail therein.

On January 29, 2024, Pegasus, Schmid, TopCo and Merger Sub entered into a second amendment to the Business Combination Agreement (the "Second Amendment to the Business Combination Agreement"), pursuant to which, among other things, the parties have agreed to (i) extend the timeline until April 30, 2024 when the business combination has to be completed, and (ii) reduced the number of shares that the shareholders of Schmid (Anette Schmid and Christian Schmid) will receive in the business combination to 28,725,000 TopCo shares.

A copy of the Second Amendment to the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Second Amendment to the Business Combination Agreement.

First Amendment to the Schmid Shareholders' Undertaking

Concurrently with the execution of the Second Amendment to the Business Combination Agreement, each of the Schmid Shareholders and Pegasus entered into a modified Shareholders' Undertaking Agreement on January 29, 2024 to reflect the changes agreed in the Business Combination Agreement (the "First Amendment to the Schmid Shareholders' Undertaking")

A copy of the First Amendment to the Schmid Shareholders' Undertakings is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Schmid Shareholders' Undertakings.

Private Warrants Transfer Agreement

Concurrently with the execution of the Second Amendment to the Business Combination Agreement, Pegasus Digital Mobility Sponsor LLC, a Cayman Islands limited liability company (the "Sponsor") entered into an agreement with Anette Schmid and Christian Schmid pursuant to which the Sponsor committed to transfer 2,000,000 private warrants of Pegasus to Anette Schmid (1,000,000 private warrants) and Christian Schmid (1,000,000 private warrants) subject to the closing of the Business Combination (the "Private Warrants Transfer Agreement").

A copy of the form of the Private Warrants Transfer Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Private Warrants Transfer Agreement.

Private Warrants Undertaking Agreement

Concurrently with the execution of the Second Amendment of the Business Combination Agreement, the Sponsor, Pegasus, Schmid and certain individuals party thereto (comprising the officers and directors of Pegasus) (each, an "Insider") have entered into a Private Warrants Undertaking Agreement, pursuant to which, among other things, the Sponsor and the Insiders agreed to (i) only exercise their private warrants on a "cashless basis" in accordance with the terms of the private warrants, (ii) in case the reference price of the TopCo shares subsequently to the business combination closing reach USD 18.00 to, on a "cashless basis" exercise their warrants in accordance with terms of the private warrants unless such warrants have been previously redeemed or exercised (the "Private Warrants Undertaking Agreement").

A copy of the form of the Private Warrants Undertaking Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Private Warrants Undertaking Agreement.

Earn-out Agreement

Concurrently with the execution of the Second Amendment to the Business Combination Agreement, Pegasus, TopCo and Anette Schmid and Christian Schmid entered into an earn-out agreement pursuant to which (i)  2,500,000 TopCo shares will be issued to Anette Schmid and Christian Schmid (in equal parts) if the share price of TopCo following the completion of the business combination reaches USD 15.00 and (ii) 2,500,000 TopCo shares will be issued to Anette Schmid and Christian Schmid (in equal parts) if the share price of TopCo following the completion of the business combination reaches USD 18.00 (the "Earn-out Agreement"). The Earn-out Agreement expires after three (3) years from the date of the completion of the business combination.

A copy of the form of the Earn-out Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Earn-out Agreement.

XJ Subscription Agreement

Pegasus, Schmid and TopCo entered into a subscription agreement with XJ Harbour HK Limited ("XJ") (the "XJ Subscription Agreement") according to which XJ agreed to in stages transfer its 24.1% equity interest in Schmid Technology (Guangdong) Co., Ltd., a subsidiary of Schmid, to TopCo for consideration amounting to (i) 1,406,361 TopCo shares to be allotted to XJ at the time of the completion of the business combination, (ii) a EUR 10 million payment to XJ from TopCo at the completion of the business combination, (iii) a EUR 5 million payment to XJ from TopCo within 270 days from the day of the completion of the business combination and (iv) a EUR 15 million payment (plus an interest in respect thereof at an annual rate of 6% from the completion of the business combination to the date of payment) to XJ from TopCo within 455 days from the day of the completion of the business combination.

A copy of the form of a XJ Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the XJ Subscription Agreement.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. Any Subscribed Shares to be offered and sold in connection with investment in TopCo shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On January 29, 2024, Pegasus and Schmid issued a press release announcing their entry into the Second Amendment of the Business Combination Agreement and the related agreements set out in his Current Report on Form 8-K. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 8.01	Other Events.

The Company further announced the publication of a presentation prepared by Schmid in connection with the possible business combination.

A copy of the investor presentation is attached to this Current Report on Form 8-K as Exhibit 99.2 and are incorporated herein by reference.

Additional Information

In connection with the proposed Business Combination, (i) Pegasus TopCo B.V. is expected to file with the SEC an amended registration statement on Form F-4/A containing a preliminary proxy statement of Pegasus and a preliminary prospectus (the "Registration/Proxy Statement"), and (ii) Pegasus will file a definitive proxy statement relating to the proposed Business Combination (the "Definitive Proxy Statement") and will mail the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Pegasus shareholders to be held to approve the proposed Business Combination. This press release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Before making any voting or other investment decisions, securityholders of Pegasus and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Pegasus, Schmid and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to shareholders of Pegasus as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Robert Bruce at rbruce@scfundmanagement.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Pegasus, Schmid, Strategic Capital and their respective directors, executive officers and other members of their management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Pegasus's shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Pegasus's shareholders in connection with the proposed Business Combination will be set forth in Registration Statement/Proxy Statement and Definitive Proxy Statement when such are filed with the SEC. Shareholders, potential investors and other interested person should read the Registration Statement/Proxy Statement and Definitive Proxy Statement carefully when such becomes available before making any voting or investment decisions.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Pegasus's and Schmid's actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Pegasus's and Schmid's expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Pegasus's and Schmid's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (ii) the outcome of any legal proceedings that may be instituted against Pegasus, TopCo and/or Schmid following the announcement of the Business Combination Agreement and the Transactions; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Pegasus, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (v) the inability to obtain or maintain the listing of the post-acquisition company's securities on the NYSE following the proposed business combination; (vi) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (vii) failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Schmid to grow and manage growth profitably, and retain its key employees; (viii) costs related to the proposed business combination; (ix) changes in applicable laws or regulations; and (x) the possibility that Schmid, Pegasus or TopCo may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Pegasus's most recent filings with the SEC and will be contained in the Form F-4/A, including the Registration/Proxy Statement expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Pegasus, Schmid, TopCo, the transactions described herein or other matters, and attributable to Pegasus, Schmid, TopCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Pegasus, Schmid and TopCo expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect to events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Transactions or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits

Exhibit Number

2.1	Second Amendment to the Business Combination Agreement dated as of January 29, 2024
10.1	First Amendment to the Shareholders' Undertaking dated as of January 29, 2024
10.2	Private Warrants Transfer Agreement dated as of January 29, 2024
10.3	Private Warrants Undertaking Agreement dated as of January 29, 2024
10.4	Earn-out Agreement dated as of January 29, 2024
10.5	XJ Subscription Agreement dated as of January 29, 2024
99.1	Press Release dated as of January 29, 2024
99.2	Investor Presentation dated as of January 29, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 29, 2024	Pegasus Digital Mobility Acquisition Corp.

	By:	/s/ F. Jeremey Mistry
	Name:	F. Jeremey Mistry
	Title:	Chief Financial Officer and Secretary

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